SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 0-25595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMPLOYEE SAVINGS FUND PLAN
FOR ***NON-REPRESENTED*** EMPLOYEES OF
NIAGARA MOHAWK HOLDINGS, INC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NIAGARA MOHAWK HOLDINGS, INC.
300 ERIE BOULEVARD WEST
SYRACUSE, NEW YORK 13202

EMPLOYEE SAVINGS FUND PLAN
FOR NON-REPRESENTED EMPLOYEES OF
NIAGARA MOHAWK HOLDINGS, INC.

Note A -Schedules not included with this additional financial data have been omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and the Administrative Committee
of the Employee Savings Fund Plan for Non-Represented
Employees of Niagara Mohawk Holdings, Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Employee Savings Fund Plan for Non-Represented Employees of Niagara Mohawk Holdings, Inc. (the "Plan") at December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
June 25, 2002

EMPLOYEE SAVINGS FUND PLAN
FOR NON-REPRESENTED EMPLOYEES OF
NIAGARA MOHAWK HOLDINGS, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2001	2000
ASSETS		
INVESTMENTS		
Common Stock of Niagara Mohawk Holdings, Inc. at market value (Notes 2 and 6)	**$ 35,862,617**	$ 43,207,446
Other investments, at market value	**192,459,014**	276,594,459
Participant Loans	**3,757,413**	5,042,263
NET ASSETS AVAILABLE FOR BENEFITS	**$232,079,044**	$324,844,168

The accompanying notes are an integral part of these financial statements.

EMPLOYEE SAVINGS FUND PLAN
FOR NON-REPRESENTED EMPLOYEES OF
NIAGARA MOHAWK HOLDINGS, INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31, 2001	2000
ADDITIONS		
Investment income:		
Net depreciation in fair value of investments (Note 5):		
Realized gain (loss)	**$ (18,302,272)**	$ 1,346,622
Unrealized loss	**(20,351,140)**	(34,410,525)
	(38,653,412)	(33,063,903)
Interest and dividend income	**5,473,243**	21,403,426
	(33,180,169)	(11,660,477)
Contributions:		
Participants' contributions	**15,508,064**	18,175,038
Niagara Mohawk Holdings, Inc.	**4,123,143**	4,111,772
	19,631,207	22,286,810
Employee accounts transferred	**2,222,673**	5,095,285
TOTAL ADDITIONS	**(11,326,289)**	15,721,618
DEDUCTIONS		
Accounts withdrawn (Note 3)	**17,615,815**	23,451,917
Transfers to other unaffiliated qualified plans (Note 3)	**63,749,642**	-
Administrative expenses	**73,378**	101,240
TOTAL DEDUCTIONS	**81,438,835**	23,553,157
DECREASE IN NET ASSETS	**(92,765,124)**	(7,831,539)
Net assets available for benefits, beginning of year	**324,844,168**	332,675,707
Net assets available for benefits, end of year	**$ 232,079,044**	$ 324,844,168

The accompanying notes are an integral part of these financial statements.

EMPLOYEE SAVINGS FUND PLAN FOR NON-REPRESENTED EMPLOYEES OF NIAGARA MOHAWK HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

This description is generally reflective of the status of the subject plan during the years 1999 and 2000. Substantial changes occurring since those time periods are specifically noted.

Plan Name - During 1999, the Plan name was changed from the Employee Savings Fund Plan for Non-Represented Employees of Niagara Mohawk Power Corporation to the Employee Savings Fund Plan for Non-Represented Employees of Niagara Mohawk Holdings, Inc. The Plan was merged into the National Grid USA Companies' Incentive Thrift Plan II (Incentive Thrift Plan II) effective January 31, 2002. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility - To be eligible to participate in the Plan, which is a defined contribution plan, an employee must be 21 years of age with one month of service. The participant must be an employee of Niagara Mohawk Holdings, Inc., Niagara Mohawk Power Corporation, or Niagara Mohawk Energy, Inc.

Administration - The Administrator of the Employee Savings Fund Plan (the "Plan") is the Employee Savings Fund Plan Committee of Niagara Mohawk Holdings, Inc. (the "Company"). The Administrator of the merged plan on and after January 31, 2002 is the Benefits Committee of National Grid USA Service Company, Inc. The assets of the Plan are held and managed by the Trustee, Fidelity Investments Institutional Services Company, Incorporated. The record keeping of the Plan is also done by Fidelity Institutional Retirement Services Company, a division of Fidelity Investments Institutional Services Company, Incorporated.

The Company expects to continue the Plan indefinitely but has reserved the right to amend or terminate the Plan at any time. If terminated, all contributions of the Company cease, and the trust continues until all assets held by the trust are distributed. The Plan expenses would be paid first and the remaining assets would be distributed to the participants based upon the balances in their individual accounts.

The Plan is not subject to, nor insured by, the Pension Benefit Guaranty Corporation established by ERISA.

Participants - At December 31, 2001, there were 1,961 participants in the Plan with balances in one or more of the Funds as follows:

	No. of Participants		No. of Participants
Stock Fund	1,798	Aggressive Growth Fund	620
Gov't Money Market Portfolio	172	Janus Worldwide Fund	445
U.S. Equity Index Pool	1,129	Dividend Growth Fund	222
Fixed Income Fund	733	Diversified International Fund	131
U.S. Bond Index Portfolio	396	PIMCO Total Return Admin Fund	126
Growth and Income Portfolio	1,232	Janus Flexible Income Fund	53
Growth Company Fund	1,304	Spartan Extended Market Index	91
Overseas Fund	491	Freedom Income Fund	7
Asset Manager Fund	188	Freedom 2010 Fund	35
Asset Manager Growth Fund	275	Freedom 2020 Fund	37
Asset Manager Income Fund	72	Freedom 2030 Fund	49
Low-priced Stock Fund	393	Loan Fund	373

1999 through 2001 Activity - During 1999 through 2001, Niagara Mohawk Power Corporation sold its hydro and its generation plants. In connection with the sales, many of Niagara Mohawk Power Corporation employees became employed with the new owners of the plants. As a result, many of these participants' accounts were either transferred into the new owners' plans (1999 and 2001 only) or the participants withdrew their accounts. Certain of these participants exercised an option of maintaining their account in the Plan but cannot make any further contributions or receive any matching funds from the Company.

NOTE 2 - INVESTMENT CHANGES

On March 18, 1999, the Company was reorganized into a holding company structure in accordance with its Agreement and Plan of Exchange between the Company and Niagara Mohawk Power Corporation. Niagara Mohawk Power Corporation's outstanding common stock was exchanged on a share-for-share basis for the common stock of the Company. The Company's common stock was listed on the New York Stock Exchange under the symbol NMK and Niagara Mohawk Power Corporation's common stock was delisted. However, on January 31, 2002, the acquisition of the Company by National Grid Group plc was completed. As a result, the Company's common stock was delisted. Effective with the merger of the Plan into the Incentive Thrift Plan II participants became eligible to invest in National Grid Group plc American Depositary Shares (NGG ADS). Following the merger, the investment of new employer matching contributions were being directed to NGG ADRs in lieu of Company common stock. See Note 6 for a further discussion of the merger with National Grid.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Plan are maintained on the accrual basis. The accounting principles and practices which affect the more significant elements of the financial statements are:

Contributions - Participants may contribute from 2 percent to 15 percent of their base wage or salary on a before-tax basis, from 2 percent to 15 percent on an after-tax basis, or a combination thereof. The maximum combined contribution rate for both after-tax and before-tax contributions is 15 percent. The maximum amount a participant can contribute to the Plan on a before-tax basis is limited per year by the Internal Revenue Service. The limitation for 2001 and 2000 was $10,500. All contributions to the Plan are 100 percent vested and non-forfeitable at all times.

Participants can elect to have their contributions invested in the following:

Common stock of Niagara Mohawk Holdings, Inc.
- Stock Fund

U.S. Government securities
- Government Money Market Portfolio

Equity investments
- U.S. Equity Index Pool
- Spartan Extended Market Index Fund

Fixed income investments
- Fixed Income Fund (Fidelity Managed Income Portfolio II)
- Freedom Income Fund

Treasury, agency, mortgage and corporate securities
- U.S. Bond Index Portfolio

Common stock, bonds and convertibles
- Growth and Income Portfolio
- Growth Company Fund
- Low-priced Stock Fund
- Dividend Growth Fund
- Aggressive Growth Fund
- Janus Flexible Income Fund
- PIMCO Total Return Administrative Fund

Foreign securities
- Overseas Fund
- Diverse International Fund

Domestic and foreign stocks, bonds and short-term instruments
- Asset Manager series of Funds
- Freedom 2010, 2020, and 2030 series of Funds
- Janus Worldwide Fund

Upon completion of one year of service, the Company contributes, out of current or accumulated profits, an amount equal to one-half of the participant's first two percent to six percent of contributions. Company contributions are invested entirely in the Stock Fund and are fully and immediately vested upon being credited to the participant's account. Once the Company contribution is credited to the participant's account, the participant can transfer the funds at their discretion.

Valuation of Investments - The Company's common stock is valued at the closing market price on the last business day of the year. Investment units in the Government Money Market Portfolio are valued at a constant $1 per unit and are supported by the U.S. Government Obligations. Temporary investments in short-term cash funds are also valued at a constant $1 per unit. The remaining investment units are valued at the year-end market value of the underlying securities in the Funds. Net unrealized appreciation or depreciation for the year is reflected in the Statements of Changes in Net Assets Available for Benefits.

Fixed Income Fund - The contributions are maintained in a pooled account. Investment units in the Fixed Income Fund are supported by a managed income portfolio account with investments in insurance companies, financial institutions, and fixed income securities. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The account is included in the financial statements at market value, which approximates fair value, as reported to the Plan by Fidelity Institutional Retirement Services Company. At December 31, 2001, the average annual yield and crediting rate was 5.4 percent.

Investment Income - Dividend income from the Stock Fund is recognized as of the ex-dividend date and income from government securities and temporary cash investments are recognized as earned. Income from the managed income portfolio account and U.S. Government Obligations in the Fixed Income Fund and Government Money Market Portfolio, respectively, is reinvested in additional units of the Fund. Dividend and interest income and realized gains and losses from the sale of underlying securities of the remaining funds, increase or decrease the value of a unit. The cost of investments used in determining realized and unrealized gains and losses is based on the revalued cost method.

Common Stock Purchases - Purchases of common stock of the Company may be made by the Trustee directly from the Company at the mean of the quoted high and low selling price, as reported for the day on which the purchase is made, or the purchase may be made on any exchange, through any broker-dealer or from other stockholders. Cost of shares purchased on an exchange includes brokers' fees. Subsequent to the merger with National Grid on January 31, 2002, employees will only be able to invest in National Grid's American Depositary Shares.

Investments in the Stock Fund are stated in units, not shares. The value of a unit reflects the combined market value of a share of common stock and the cash or liquid investments held by the Stock Fund. The Stock Fund keeps some of its assets in cash or liquid investments so that Plan participants may trade into and out of the Stock Fund on any business day. This requires it to be unitized. Unitization does not change the market value of a participant's investment, only the manner in which that value is expressed.

The equivalent number of shares of common stock a participant owns on any given day can be determined by multiplying the total number of units owned by the unit value on that day and then dividing that amount by the common stock market price for that day.

Transfers - Transfers are assets transferred into/out of the Plan from/to the "Employee Savings Fund Plan for Represented Employees of Niagara Mohawk Power Corporation," which represents the accounts of participants whose job status changed from/to represented or to/from non-represented, which are valued at market. In addition, participants may transfer amounts representing basic and unmatched contributions and income thereon from one fund to another within the guidelines of the Plan.

Withdrawals - A participant may elect to withdraw all or part of the stock and cash attributable to his after-tax contributions. Contributions made on a before-tax basis may not be withdrawn until a participant attains age 59-1/2, except for death, disability, retirement, or under certain circumstances of hardship, in which case the participant may be subject to tax penalties. Assets withdrawn from the Plan by participants during the year are valued using an average market price on the date such assets are accumulated to pay withdrawals. Benefits are recorded when paid.

Participant Loan Provisions - Participants in the Plan may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000 but not more than 50 percent of the participant's before-tax contributions and earnings thereon. The interest rate charged will be the prevailing prime commercial rate plus one percent at the time of the loan. Loans will be secured by a lien on the borrowing participant's plan account. Participants may obtain a second loan providing the aggregate of both loans still falls within the parameters outlined above. Loans to participants are valued at their outstanding principal amount.

The Plan participant may elect a repayment period of one to five years, over which the loan will be repaid by level payroll deductions. However, the administrative committee has discretion to authorize loan repayments in certain instances by means other than payroll deductions. Loan repayments will be invested in the Plan's fund accounts according to the participant's current allocation of before-tax contributions.

Administrative costs - All administrative costs, principally legal, audit and trustee fees, are paid directly by the Plan; investment management expenses of each fund are deducted from the assets of that fund.

Related Party Transactions - Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a division of which is also the Plan Trustee, and therefore, these transactions qualify as party-in-interest. In addition, the Plan has investments in the Company's common stock.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 4 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has ruled, by a letter dated March 24, 1995, that the Plan, as amended January 11, 1995, qualifies under Internal Revenue Code Sections 401(a) and 401(k) and the Trust formed under the Plan is exempt from federal income tax under Internal Revenue Code section 501(a) subject to Internal Revenue Service determination that the Plan amendments comply with the Tax Reform Act of 1986, and thus continues to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code, and that the Trust formed under the Plan remains exempt from income tax under Section 501(a) of the Internal Revenue Code. Although the Plan has been amended subsequent to the receipt of the latest determination letter, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 5 - INVESTMENTS

Investments which exceed five percent of the Plan's net assets at December 31, 2001, include:

	Market/Contract Value
Fixed Income Fund (Fidelity Managed Income Portfolio II)	$31,379,755
Fidelity U.S. Equity Index Pool	$36,698,207
Fidelity Growth and Income Portfolio	$33,846,741
Fidelity Growth Company Fund	$39,282,720
Stock Fund (Niagara Mohawk Holdings, Inc. common stock) See Notes 2 and 3	$35,862,617

The net depreciation in the fair value of the individual investment funds for 2001 and 2000 is as follows:

	2001	2000
Stock Fund (Niagara Mohawk Holdings, Inc. common stock)	$ **2,817,000**	$ 6,847,729
Fidelity U.S. Equity Index Pool	**(6,628,493)**	(5,274,620)
Fidelity U.S. Bond Index Portfolio	**126,195**	218,567
Fidelity Growth and Income Portfolio	**(5,445,167)**	(5,746,060)
Fidelity Growth Company Fund	**(17,930,713)**	(12,805,128)
Fidelity Overseas Fund	**(1,505,604)**	(2,718,031)
Fidelity Asset Manager Fund	**(290,200)**	(303,208)
Fidelity Asset Manager Growth Fund	**(455,798)**	(918,375)
Fidelity Asset Manager Income Fund	**(35,262)**	(37,270)
Low-Priced Stock Fund	**965,098**	75,465
Aggressive Growth Fund	**(7,636,672)**	(8,793,235)
Janus Worldwide Fund	**(1,800,886)**	(2,897,187)
Dividend Growth Fund	**(202,388)**	7,765
Diversified International Fund	**(187,773)**	(186,685)
PIMCO Total Return Administrative Fund	**(33,938)**	32,678
Janus Flexible Income Fund	**293**	(6,109)
Spartan Extended Market Index Fund	**(125,840)**	(308,385)
Freedom Income Fund	**(4,903)**	815
Freedom 2010 Fund	**(46,856)**	(40,541)
Freedom 2020 Fund	**(101,745)**	(82,743)
Freedom 2030 Fund	**(129,760)**	(129,345)
Net depreciation in fair value of assets	$ **(38,653,412)**	$ (33,063,903)

NOTE 6 - MERGER WITH NATIONAL GRID

On January 31, 2002, the acquisition of the Company by National Grid was completed for a value of approximately $3.0 billion in cash and American Depositary Shares. In addition, as noted earlier the Plan was merged into the Incentive Thrift Plan II at that time.

**EMPLOYEE SAVINGS FUND PLAN
FOR NON-REPRESENTED EMPLOYEES OF
NIAGARA MOHAWK HOLDINGS, INC.**

**SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001**

Name of Issuer and Title of Issuer	Units	Current Value
Fixed Income Fund:		
*Fidelity Managed Income Portfolio II	31,379,755	31,379,755
Stock Fund:		
*Niagara Mohawk Holdings, Inc. Common Stock	3,100,319	35,862,617
*Fidelity Short Term Investment Fund	380,111	380,111
***Fidelity Government Money Market Portfolio**	3,326,243	3,326,243
***Fidelity U.S. Equity Index Pool**	1,087,354	36,698,207
***Fidelity U.S. Bond Index Portfolio**	606,302	6,548,057
***Fidelity Growth and Income Portfolio**	905,477	33,846,741
***Fidelity Growth Company Fund**	738,120	39,282,720
***Fidelity Overseas Fund**	153,182	4,200,258
***Fidelity Asset Manager Fund**	197,913	3,067,655
***Fidelity Asset Manager Growth Fund**	231,453	3,319,038
***Fidelity Asset Manager Income Fund**	57,886	655,852
***Low-Priced Stock Fund**	254,924	6,990,028
***Aggressive Growth Fund**	365,210	6,946,291
***Janus Worldwide Fund**	110,528	4,845,546
***Dividend Growth Fund**	139,557	3,953,640
***Diversified International Fund**	63,584	1,213,175
***PIMCO Total Return Administrative Fund**	240,134	2,511,803
***Janus Flexible Income Fund**	57,462	529,802
***Spartan Extended Market Index Fund**	41,082	973,637
***Freedom Income Fund**	20,340	222,314
***Freedom 2010 Fund**	42,148	531,491
***Freedom 2020 Fund**	36,321	456,921
***Freedom 2030 Fund**	46,157	579,729
Loan Fund (interest rates range from 6.0% to 10.5%)		3,757,413
Grand Total - All Funds		$ 232,079,044

* Represents party-in-interest investment

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Employee Savings Fund Plan for Non-Represented Employees of Niagara Mohawk Holdings, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Employee Savings Fund Plan
for Non-Represented Employees of
Niagara Mohawk Holdings, Inc.

DATE: June 28 2002

BY: William F. Edwards

William F. Edwards, Member

Michael J. Kelleher

Michael J. Kelleher, Member

EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8, as amended, (No. 333-13781) of Niagara Mohawk Holdings, Inc. of our report dated June 25, 2002 relating to the financial statements of the Employees Savings Fund Plan for Non-Represented Employees of Niagara Mohawk Holdings, Inc., which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 27, 2002